UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission file number 1-8858

A.	Full title of the plan and the address of the plan, if different from that of the issuer name below:

THE UNITIL CORPORATION TAX DEFERRED SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNITIL CORPORATION

6 Liberty Lane West, Hampton, New Hampshire 03842-1720

Financial Statements and

Report of Independent

Registered Public Accounting Firm

The Unitil Corporation

Tax Deferred

Savings and Investment Plan

December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

To the Administrator of the Unitil Corporation Tax Deferred Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of The Unitil Corporation Tax Deferred Savings and Investment Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Unitil Corporation Tax Deferred Savings and Investment Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ VITALE, CATURANO & COMPANY, LTD.

June 27, 2007

Boston, Massachusetts

The Unitil Corporation Tax Deferred Savings and Investment Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2006	2005
Investments at Fair Value:
Registered Investment Companies:
American Balanced Fund	$1,534,550	$1,328,371
Growth Fund of America	8,532,165	7,747,115
MainStay High Yield Corporate Bond Fund	534,271	417,517
PIMCO Real Return Fund	205,886	190,364
PIMCO Total Return Fund	1,014,270	1,114,866
Barclays LifePath Retirement Fund	32,551	16,862
Barclays LifePath 2010 Fund	54,337	4,597
Barclays LifePath 2020 Fund	107,656	80,858
Barclays LifePath 2030 Fund	123,684	37,033
Barclays LifePath 2040 Fund	99,023	40,582
MainStay S&P 500 Index Fund	1,294,214	1,224,160
Van Kampen Growth and Income Fund	3,759,233	3,404,145
Davis New York Venture Fund	284,591	97,881
STI Classic Small Cap Growth Stock Fund	440,037	449,650
Franklin Small-Mid Cap Growth Fund	185,931	145,077
JP Morgan Mid Cap Value Fund	820,396	698,321
Royce Low-Priced Stock Fund	821,687	560,961
TCW Galileo Value Opportunities Fund	220,935	122,451
Fidelity Advisor Diversified International Fund	3,005,941	2,481,246

Total Registered Investment Companies	23,071,358	20,162,057

Stable Value Fund (New York Life Anchor Account)	5,709,151	4,823,201
Participant Loans	724,603	790,486
Unitil Corporation Stock Fund:
Unitil Corporation Common Stock	4,484,415	4,160,944
MainStay Cash Reserves Fund I	220,260	187,105

Total Unitil Corporation Stock Fund	4,704,675	4,348,049

Net Assets Available for Benefits	$34,209,787	$30,123,793

(The accompanying Notes are an integral part of these financial statements.)

The Unitil Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31,

2006
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,393,057
Interest on participant loans	50,268
Interest and dividends	1,641,795

Total investment income	3,085,120

Contributions:
Participant	1,735,391
Employer	529,406
Rollover	9,595

Total contributions	2,274,392

Total additions	5,359,512

Deductions from net assets attributed to:
Benefits paid to participants	(415,606)
Rollover distributions	(760,471)
In-kind distribution of securities	(97,441)

Total deductions	(1,273,518)

Net increase	4,085,994

Net assets available for benefits:
Beginning of year	30,123,793

End of year	$34,209,787

(The accompanying Notes are an integral part of these financial statements.)

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE A – DESCRIPTION OF PLAN

The following description of The Unitil Corporation (the “Company”) Tax Deferred Savings and Investment Plan (“Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Company and its wholly-owned subsidiaries Unitil Service Corporation, Unitil Energy Systems, Inc. and Fitchburg Gas and Electric Light Company (the “subsidiaries”), who satisfy the eligibility requirements. The Company has engaged New York Life Trust Company as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code (the “Code”).

Participant Contributions

Participants may contribute from 1% to 85% of their compensation, as defined by the Plan Document, on a pre-tax and/or after-tax basis. Participants may elect to apply the deferral percentage to either (1) total base pay, as defined by the Plan Document, or (2) total base pay plus bonuses, commissions, incentive and overtime pay. These contributions are subject to Code limitations.

Participants who are age 50 or will turn age 50 by the end of the Plan year may be eligible to make “catch-up” contributions, as defined by the Plan Document and the Code.

Participants may also make rollover contributions into the Plan from other qualified plans.

Employer Contributions

The Company matches participant contributions on a dollar-for-dollar basis, up to the first three (3%) percent of base pay, bonuses and incentives, as defined by the Plan Document. Overtime pay and commissions are not included in the definition of compensation eligible for matching purposes.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The Company pays for substantially all expenses of the Plan.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Vesting

Participants are immediately vested in their contributions and rollover contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service, as defined by the Plan Document. A participant is 100 percent vested after three years of credited service. If a participant terminates employment for any reason other than disability or retirement, the participant will be entitled to the full amount of contributions they have deposited, plus a percentage of their account balance derived from employer contributions based upon the following schedule:

Years of Service	% Vested
0-1	0%
1-2	33%
2-3	67%
3+	100%

A participant will become 100% vested in their account as a result of disability, death or retirement.

Participant Loans Receivable

Participants may borrow from their account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate that is fixed at the origination of the loan at the then prime rate plus one percent (1%). Principal and interest is paid ratably through monthly payroll deductions. As of December 31, 2006, there are 110 loans to participants, maturing from 2007 to 2017 with interest rates ranging between 5.00% and 9.25%.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, partial distribution of any portion of the account balance, or annual installments over a fixed number of calendar quarters or years. Payments are generally received in cash. Participants can elect to receive in-kind distributions of employer securities.

Forfeitures

A participant who terminates their employment prior to becoming eligible for benefits and does not have a 100% vested right to Company contributions, forfeits the amounts not vested. Such forfeited amounts are used to reduce future Company contributions. Forfeited amounts used to reduce future Company contributions were $2,628 in 2006. There were $935 and $1,292 of unallocated forfeited amounts available to reduce future Company contributions at December 31, 2006 and December 31, 2005, respectively.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Investment Options

The Plan offers twenty-one investment portfolio or fund options consisting of registered investment companies (mutual funds), one pooled separate account (New York Life Anchor Account – Stable Value Fund) and the Unitil Corporation Stock Fund, described below (comprised of Company shares and a money market fund). Participants may change their investment options daily, and all investments within the Plan are participant-directed.

Unitil Corporation Stock Fund (Unitil Corporation, no par value common stock)

The Unitil Corporation Stock Fund is set up to hold common shares for the participants of the Plan and maintains liquidity in cash and cash equivalents to facilitate the timely settlement of participant transactions. Participants may allocate or withdraw their account balances between this fund and other funds without restrictions. At December 31, 2006, the Plan had approximately 5% in cash and cash equivalents and 95% in Company stock. At December 31, 2005, the Plan had approximately 4% in cash and cash equivalents and 96% in Company stock.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Effective Date

The Plan’s effective date is July 1, 1985. The Plan was last amended and restated effective July 30, 2004 to comply with current Federal regulations. A further amendment was made to the Plan effective June 1, 2005 to provide maximum flexibility for participants to withdraw money from the Plan after retirement or other termination of employment.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Management Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Accordingly, actual results may differ from those estimates.

Newly Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157, “Fair Value Measurements”, (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 to have a material impact on the Plan’s financial statements.

In December 2005, the FASB issued Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the American Institute of Certified Public Accountants Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). The FSP, effective for plan years ending after December 15, 2006, requires that investment contracts held by a defined-contribution plan be reported at fair value. The Plan’s investment in the Stable Value Fund, is a pooled account with New York Life and is stated at contract value, which approximates fair value at December 31, 2006 and December 31, 2005.

Investment Valuation and Income Recognition

Registered investment companies (mutual funds) and money market funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The contract value of the New York Life (NYL) Stable Value Fund, which approximates fair value, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses (See Note E). The Unitil Corporation common stock is valued at fair value based on quoted market price. Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates fair value.

Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Risks and Uncertainties

The plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statement of Net Assets Available for Benefits.

Eligibility

Employees are eligible to participate in the Plan on the first of the month following:

(1)	Attainment of age 18, and

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

(2)	Completion of 1,000 hours of credited service, as defined by the Plan Document.

Normal Retirement Date

A participant’s normal retirement benefit date is the date the participant reaches their 65th birthday.

Expenses

The Plan’s expenses are paid by the Company, as provided in the Plan Document. Investment management fees are paid by Plan participants.

NOTE C – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA with respect to its employees by a written resolution with a copy delivered to the Plan’s trustee. In the event of a Plan termination, participants would become fully vested in the balance of their accounts and the Plan assets would be distributed in accordance with the terms of the Plan.

NOTE D – TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 24, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

Amounts contributed to the participants’ accounts by the Company are taxable to the participants in the year of distribution. Contributions made by participants are excludible from income for individual Federal income tax purposes up to specified limits. Contributions made by the Company are deductible for Federal income tax purposes within specified limits.

Although the Plan has been amended since the date of the IRS letter, the Company believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC. New York Life has applied for a new letter on the Company’s behalf. The Company believes that the Plan was qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been provided for in the Plan’s financial statements.

NOTE E – NYL STABLE VALUE FUND

As discussed above, the investment in the Stable Value Fund, is a pooled account with New York Life. New York Life maintains the Plan’s contributions in a separate account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer, New York Life, is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

The NYL Stable Value Fund investment contract is fully benefit-responsive, as defined in the American Institute of Certified Public Accountants Statement of Position 94-4 (SOP 94-4), as amended by the FSP. The contract value of the Plan’s investment in the NYL Stable Value Fund approximates fair value, as reported to the Plan by New York Life, and represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. SOP 94-4, as amended by the FSP also requires the following disclosures for fully benefit-responsive investment contracts:

•

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a daily basis for resetting.

•

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) total or partial Plan termination; (2) changes to the Plan’s prohibition on competing investment options; (3) mergers; (4) spin-offs; (5) lay-offs; (6) early retirement incentive programs; (7) sales or closings of all or part of a participating plan sponsor’s operations; (8) bankruptcy; (9) receivership; or (10) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Average Yields:	2006	2005
Based on actual earnings	4.66%	4.39%
Based on interest rate credited to participants	4.16%	3.89%

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE F – INVESTMENT APPRECIATION/(DEPRECIATION)

The Plan’s investments (including gains and losses on investments realized, as well as held during the year) appreciated/(depreciated) in fair value as follows:

2006
Registered Investment Companies (at fair value):
American Balanced Fund	$91,391
Growth Fund of America	503,458
MainStay High Yield Corporate Bond Fund	18,620
PIMCO Real Return Fund	(7,137)
PIMCO Total Return Fund	(11,758)
Barclays LifePath Retirement Fund	1,001
Barclays LifePath 2010 Fund	2,222
Barclays LifePath 2020 Fund	7,405
Barclays LifePath 2030 Fund	6,221
Barclays LifePath 2040 Fund	10,743
MainStay S&P 500 Index Fund	161,571
Van Kampen Growth and Income Fund	258,952
Davis New York Venture Fund	23,284
STI Classic Small Cap Growth Stock Fund	(24,348)
Franklin Small-Mid Cap Growth Fund	(2,244)
JP Morgan Mid Cap Value Fund	73,428
Royce Low-Priced Stock Fund	45,008
TCW Galileo Value Opportunities Fund	(3,181)
Fidelity Advisor Diversified International Fund	202,094

1,356,730

Common Stock (at fair value):
Unitil Corporation	36,327

Total	$1,393,057

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Investments that represent 5% or more of the Plan’s Net Assets Available for Benefits as of December 31, 2006 and 2005, respectively, are as follows:

Funds (at fair value):	2006	2005
Growth Fund of America	$8,532,165	$7,747,115
Stable Value Fund (New York Life Anchor Account)	$5,709,151	$4,823,201
Van Kampen Growth and Income Fund	$3,759,233	$3,404,145
Fidelity Advisor Diversified International Fund	$3,005,941	$2,481,246
Unitil Corporation Common Stock	$4,484,415	$4,160,944

NOTE G – UNITIL CORPORATION STOCK FUND

Information about the significant components of the change in net assets relating to the Unitil Corporation Stock Fund for the year ended December 31, 2006 is as follows:

Fair Value, beginning of year	$4,348,049
Contributions:
Employee	196,862
Employee Rollover	9,595
Employer	53,791
Loan Repayments	77,206

Total Contributions	337,454

Interest and Dividend Reinvestment Income	244,730
Net Appreciation in Fair Value	36,327
Benefits Paid to Participants	(250,623)
Loans to Participants	(36,303)
Interfund Transfers and Other	25,041

Fair Value, end of year	$4,704,675

NOTE H – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments such as shares of registered investment companies in the Mainstay fund family and the New York Life Stable Value Fund are managed by affiliates of New York Life Trust Company, the trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions as that term is defined in Section 3(14) of ERISA. Also included in the Plan’s investments are common shares of Unitil Corporation, the Plan’s sponsor, and loans to participants. These transactions also qualify as party-in-interest transactions.

SUPPLEMENTAL INFORMATION

The Unitil Corporation Tax Deferred Savings and Investment Plan

Employee Identification Number 02-0381573

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

(a)	(b)	(c)					(d)	(e)
		Description of Investment
Identity of Insurer, Borrower, Lessor or Similar Party		Type of Investment	Maturity Date	Rate of Interest	Collateral	Par or Maturity Value	Cost	Current Value
	American Balanced Fund	Registered Investment Company	n/a	n/a	n/a	n/a	n/a	$1,534,550
	Growth Fund of America	“	n/a	n/a	n/a	n/a	n/a	8,532,165
*	Mainstay High Yield Corp. Bond Fund	“	n/a	n/a	n/a	n/a	n/a	534,271
	PIMCO Real Return Fund	“	n/a	n/a	n/a	n/a	n/a	205,886
	PIMCO Total Return Fund	“	n/a	n/a	n/a	n/a	n/a	1,014,270
	Barclays LifePath Retirement Fund	“	n/a	n/a	n/a	n/a	n/a	32,551
	Barclays LifePath 2010 Fund	“	n/a	n/a	n/a	n/a	n/a	54,337
	Barclays LifePath 2020 Fund	“	n/a	n/a	n/a	n/a	n/a	107,656
	Barclays LifePath 2030 Fund	“	n/a	n/a	n/a	n/a	n/a	123,684
	Barclays LifePath 2040 Fund	“	n/a	n/a	n/a	n/a	n/a	99,023
*	MainStay S&P 500 Index Fund	“	n/a	n/a	n/a	n/a	n/a	1,294,214
	Van Kampen Growth and Income Fund	“	n/a	n/a	n/a	n/a	n/a	3,759,233
	Davis New York Venture Fund	“	n/a	n/a	n/a	n/a	n/a	284,591
	STI Classic Small Cap Growth Stock Fund	“	n/a	n/a	n/a	n/a	n/a	440,037
	Franklin Small-Mid Cap Growth Fund	“	n/a	n/a	n/a	n/a	n/a	185,931
	JP Morgan Mid Cap Value Fund	“	n/a	n/a	n/a	n/a	n/a	820,396
	Royce Low-Priced Stock Fund	“	n/a	n/a	n/a	n/a	n/a	821,687
	TCW Galileo Value Opportunities Fund	“	n/a	n/a	n/a	n/a	n/a	220,935
	Fidelity Advisor Diversified International Fund	“	n/a	n/a	n/a	n/a	n/a	3,005,941

*	Stable Value Fund (New York Life Anchor Account)	Pooled Separate Account	n/a	4.94%	n/a	n/a	n/a	5,709,151

*	Unitil Corporation Common Stock	Common Stock	n/a	n/a	n/a	n/a	n/a	4,484,415

*	Mainstay Cash Reserves Fund I	Money Market Fund	n/a	n/a	n/a	n/a	n/a	220,260
*	Participant Loans		varies	5.00%-9.25%	n/a	n/a	—	724,603

	Total							$34,209,787

*	Represents a party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE UNITIL CORPORATION TAX DEFERRED SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Date: June 29, 2007	/s/ Mark H. Collin
Mark H. Collin
Chief Financial Officer